Exhibit 6

Governing Board approves

the CEB’s 2023-2027 Strategic Framework and

a historic capital increase

Strasbourg, 2 December 2022

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The Governing Board of the Council of Europe Development Bank (CEB) approved today the CEB’s new Strategic Framework 2023-2027 and a historic capital increase.

“The historic decision of our Member States to strengthen the CEB’s capital base is a clear vote of confidence in its special role in the international financial architecture and a testimony of strong shareholders’ support”, said Governor Carlo Monticelli at the conclusion of the meeting.

A succession of global crises brought on by the COVID-19 pandemic and Russia’s aggression in Ukraine have torn at the social fabric on which all European countries depend for prosperity, well-being and confidence. These crises give extra urgency to the unique mission of the CEB of promoting social cohesion through the financing of social investment that serves vulnerable people.

Against this background, the Bank’s new five-year Strategic Framework sets a path for the CEB to initiate activities in Ukraine, continue to assist migrants and their host communities as well as address other social challenges across Europe.

To underpin and consolidate the Bank’s operations, the Governing Board also approved an overall capital increase of a maximum of € 4.25 billion. For the first time in the CEB’s history, the paid-in capital increase, amounting to € 1.20 billion, will be financed through cash contributions from Member States. Once the process is completed, the CEB’s subscribed capital will increase from € 5.48 billion up to € 9.73 billion, while the paid-in capital will increase from € 0.61 billion up to € 1.81 billion. The capital increase subscription period will run until the 31st of December 2023.

Strengthening Europe’s social cohesion and resilience in challenging times

The Council of Europe Development Bank’s

Strategic Framework 2023-2027

Europe has been shaken by a succession of historic global crises brought on by the COVID-19 pandemic and Russia’s aggression in Ukraine. The crises have led to loss of life and human suffering, and an upsurge in the flow of refugees. In addition, households across Europe are facing a cost-of-living crisis, due to sharply higher energy and food prices, while businesses are being disrupted by shortages in supply chains. Poor and vulnerable groups are disproportionately affected, and the unfolding climate crisis exacerbates these challenges. It is little wonder that a well-known English dictionary chose “permacrisis” as Word of the Year for 2022.

These crises tear at the social fabric on which all European countries depend for prosperity, well-being and confidence. They give extra urgency and relevance to the Council of Europe Development Bank (CEB)’s unique mission to promote social cohesion through the financing of social investment that serves vulnerable people.

As Europe’s oldest multilateral development bank (MDB), founded in 1956, the CEB brings together the knowledge, expertise, financial instruments and partnerships that its 42 Member States can draw on to address multiple crises and improve social resilience in challenging times. The CEB shares the values and principles of the Council of Europe and helps translate them into reality.

Our Member States have been increasingly turning to the CEB to help meet their social investment needs.

In 2022, the CEB approved over € 1.3 billion in loans–nearly a third of the total lending volume for the year–aimed at supporting Member States’ efforts in hosting and looking after refugees from Ukraine. Importantly, the CEB is also preparing to welcome Ukraine as a new member in the coming months. This will enable the CEB to play its full part in the international effort to safeguard the future of the country and its people.

Against this background, the CEB is stepping forward with its new five-year Strategic Framework that sets a path for the Bank to initiate activities in Ukraine, address the social challenges across Europe and continue delivering on its mandate.

The average annual volume of loan approvals is set at € 4.3 billion for the period 2023-2027. For Ukraine, the proposal reflects caution in light of the risks and uncertainties, and allows for a gradual increase in activity in close coordination with the Ukrainian authorities and development partners.

The implementation of the Strategic Framework 2023-2027 will require a € 4.25 billion increase in subscribed capital, of which € 1.2 billion paid-in. This will allow the CEB to follow its prudential framework throughout the implementation period and beyond, ensuring long-term sustainability.

The Member States’ endorsement of this new Strategic Framework and their historic decision to strengthen the CEB’s financial resources are vital steps, which will equip the Bank with the means to maintain its leading social role.

In the next five years, the CEB will set about its social mission by pursuing three overarching goals:

I.	Respond to the challenges of European social development and inclusion in a determined and flexible manner;

II.	Invest in assisting and integrating refugees and migrants within their host communities, and in Member States’ preparedness for a future in which migration will likely continue strongly, notably because of climate change;

III.	Support the reconstruction and rehabilitation needs of Ukraine’s social sectors, in particular affordable housing and healthcare.

Although the CEB will remain engaged in all its sectors of activity, the Strategic Framework provides for a sharper focus on: health and social care; education and vocational training;

social and affordable housing; urban, rural and regional development; micro, small and medium enterprises (MSME); and microfinance. Cross-cutting considerations on climate action, gender equality and the digital transition will also guide and inform all CEB activities.

The focus on vulnerable groups will continue to define the CEB’s commitment to social cohesion. Over the next five years, the Bank is committed to further strengthen its special attention to vulnerable groups by systematically applying a “vulnerability lens” to identify, assess and address vulnerabilities and design better, more targeted solutions that maximise our social impact.

The CEB will also continue to diversify its client base, staying close to final beneficiaries and underserved communities. It will step up its co-operation with local authorities cities and social economy entities, while broadening its menu of financing instruments and offering tailor-made solutions to its clients. Agility is a particular strength of the CEB, which will enable the Bank to continue delivering effectively on its overarching goals.

Furthermore, the CEB will engage and co-operate more closely with partner institutions in the development finance landscape, including with the EU and peer MDBs. The CEB will remain a small, efficient and innovative institution, which will continue to adapt and evolve in line with client needs.

The new Strategic Framework will enable the CEB to help its Member States respond more effectively to multiple crises and strengthen Europe’s social fabric. It reaffirms the CEB’s role as the social development bank of choice in Europe, and as an effective and reliable key player within the international financial architecture.

Press contact: Silvia Zucchini

silvia.zucchini@coebank.org

Council of Europe Development Bank 55 avenue Kléber – FR-75116 Paris www.coebank.org